Exhibit 21

Subsidiaries of Webdigs, Inc.

The following are the significant subsidiaries of Webdigs, Inc.:

State of Incorporation
Webdigs, LLC	Minnesota

Credit Garage, LLC	Minnesota

Marquest Financial, Inc.	Minnesota

Home Equity Advisors, LLC	Minnesota